Exhibit 12.1

EDISON INTERNATIONAL
RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)
							Six Months Ended June 30,
Earnings:	2013	2014	2015	2016	2017		2018
Income from continuing operations
before tax and noncontrolling interest	$1,221	$1,979	$1,568	$1,590	$949		$500
Less: Income from equity investees	—	—	—	—	(1)		—
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,221	1,979	1,568	1,590	950		500
Add:
Fixed charges (see below)	601	608	606	621	680		378
Amortization of capitalized interest	3	1	—	—	—		—
Distributed income of equity investees	—	—	—	—	(1)		—
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	—	—	—	—	—		—
Subtract:
Interest capitalized	(6)	(2)	(1)	(1)	(1)		(1)
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis	—	—	—	—	—		—
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	—	3	16	9	21		14
Earnings as adjusted	$1,819	$2,589	$2,189	$2,219	$1,649		$891
Fixed Charges:
Interest expenses - net of capitalized interest and AFUDC	$544	$560	$555	$581	$639		$350
Add: AFUDC	31	25	31	23	28		21
Interest expenses - net of capitalized interest	575	585	586	604	667	—	371
Interest capitalized (1)	6	2	1	1	1		1
Interest portion of rental expense (2)	20	21	19	16	12		6
Total fixed charges	$601	$608	$606	$621	$680		$378

Ratio	3.03	4.26	3.61	3.57	2.43		2.36

(1)	Includes fixed charges associated with nuclear fuel.
(2)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.